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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -------------------------

                               AMENDMENT NO. 3 TO
                                   SCHEDULE TO
                                 (RULE 14d-100)

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       AND

                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            CLINTRIALS RESEARCH INC.
                       (Name of Subject Company (Issuer))

                            INDIGO ACQUISITION CORP.
                          a wholly owned subsidiary of
                         INVERESK RESEARCH (CANADA) INC.
                          a wholly owned subsidiary of
                         INVERESK RESEARCH GROUP LIMITED
                       (Name of Filing Persons (Offerors))

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    188767107
                      (CUSIP Number of class of securities)

                                STEWART G. LESLIE
                         INVERESK RESEARCH GROUP LIMITED
                           ELPHINSTONE RESEARCH CENTRE
                         TRANENT, EAST LOTHIAN EH33 2NE
                            SCOTLAND, UNITED KINGDOM
                               +44 (1875) 614-545

        (Name, Address and Telephone No. of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Persons)

                                 with a copy to:
                               JOHN A. HEALY, ESQ.
                       CLIFFORD CHANCE ROGERS & WELLS LLP
                                200 PARK AVENUE,
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                            -------------------------

                            CALCULATION OF FILING FEE

         TRANSACTION VALUATION                    AMOUNT OF FILING FEE
              $123,490,056                              $24,699*

   * Previously paid.


[ ] Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.

     [X]  amendment to Schedule 13D under Rule 13d-2.


     Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]


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                       AMENDMENT NO. 3 TO SCHEDULE TO AND
                         AMENDMENT NO. 1 TO SCHEDULE 13D

      Indigo Acquisition Corp., a Delaware corporation ("Purchaser"), Inveresk Research (Canada) Inc., a corporation organized under the laws of Canada ("Inveresk Canada"), and Inveresk Research Group Limited, a company organized under the laws of Scotland ("Parent") hereby amend and supplement their Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the "Commission") on March 5, 2001, as amended by Amendment No. 1 filed with the Commission on March 19, 2001 and Amendment No. 2 filed with the Commission on March 20, 2001 (the "Schedule TO"). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of ClinTrials Research Inc., a Delaware corporation (the "Company") at a price of $6.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 5, 2001 (the "Offer to Purchase"), a copy of which was attached as Exhibit (a)(1) to the Schedule TO, and in the related Letter of Transmittal, a copy of which was attached to the Schedule TO as Exhibit (a)(2). In addition, Purchaser, Inveresk Canada, Parent, Candover 1997 Fund, Candover Partners Limited, a UK limited company and Candover Investments plc, a UK public limited company, hereby supplement and amend their Schedule 13D, originally filed with the Commission on March 5, 2001 (the "Schedule 13D"). The amendment to the Schedule 13D is being filed jointly pursuant to the Joint Filing Agreement filed as Exhibit(1) to the Schedule 13D. Each of Candover 1997 Fund, Candover Partners Limited and Candover Investments plc is executing this document solely for the purposes of amending the Schedule 13D and none of Candover 1997 Fund, Candover Partners Limited and Candover Investments plc is acting as an Offeror in the Offer nor do any of them assume responsibility for the Schedule TO and its contents or the Offer.



SCHEDULE TO

      The Schedule TO is hereby supplemented and/or amended as provided below.

ITEM 8.  INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

      Item 8 of the Schedule TO is hereby amended and supplemented by adding the following:

      At 12:00 midnight, New York City time, on Monday, April 2, 2001, the tender offer expired. Based on a preliminary count, approximately 17,720,100 Shares were tendered and not withdrawn pursuant to the Offer, of which 35,474 were tendered pursuant to notices of guaranteed delivery. Such Shares constituted approximately 96.3% of the outstanding Shares. On Tuesday, April 3, 2001, all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment.

      Under the terms of the merger agreement among Parent, Purchaser and the Company, Purchaser will complete its acquisition of the Company by effecting a "short form" merger under Delaware law, in which the remaining Shares will be converted into the right to receive $6.00 net per share in cash. The merger is expected to be completed within the next few days.

      A copy of a press release announcing the expiration of the Offer and the acceptance of validly tendered Shares is attached hereto as Exhibit (a)(11).

ITEM 12. EXHIBITS.

      Item 12 of the Schedule TO is amended by adding the following:

      (a)(11) Press release issued by Parent, dated April 3, 2001, announcing the expiration of the tender offer.


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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 3, 2001                 INDIGO ACQUISITION CORP.


                                       /s/ Walter Nimmo
                                    ________________________________________
                                    Name:  Walter Nimmo
                                    Title: President

                                       /s/ Alastair McEwan
                                    ________________________________________
                                    Name:  Alastair McEwan
                                    Title: Vice President


                                    INVERESK RESEARCH (CANADA) INC.

                                       /s/ Walter Nimmo
                                    ________________________________________
                                    Name:  Walter Nimmo
                                    Title: President


                                    INVERESK RESEARCH GROUP LIMITED

                                       /s/ Walter Nimmo
                                    ________________________________________
                                    Name:  Walter Nimmo
                                    Title: Chief Executive Officer

                                       /s/ Stewart Leslie
                                    ________________________________________
                                    Name:  Stewart Leslie
                                    Title: Director and Company Secretary


                                    [Signatures Continued on Next Page]



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                                    for and on behalf of Candover Partners
                                    Limited as general partner of the

                                    CANDOVER 1997 FUND


                                       /s/ Peter Neal
                                    ________________________________________
                                    Name:  Peter Neal
                                    Title: Authorized Signatory



                                    CANDOVER PARTNERS LIMITED

                                       /s/ Peter Neal
                                    ________________________________________
                                    Name:  Peter Neal
                                    Title: Authorized Signatory



                                    CANDOVER INVESTMENTS PLC

                                       /s/ Peter Neal
                                    ________________________________________
                                    Name:  Peter Neal
                                    Title: Authorized Signatory





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